Exhibit 99.1

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the condensed consolidated interim financial statements of Veris Gold Corp. (the “Company” or “Veris”) for the three month period ended year ended June 30, 2014, and related notes thereto, which have been prepared in accordance with IAS 34 – Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (”IASB”).

Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2013 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of May 15, 2014.

The Company’s shares are listed on the TSX (trading symbol – “VG”) and the Frankfurt Stock Exchange (trading symbol – “NG6A”) and at August 15, 2014 the Company had 154,378,365 shares outstanding.

RECENT DEVELOPMENTS

Creditor Protection Proceedings

On June 3, 2014, the Company received Notices of Early Termination Date from Deutsche Bank AG (“DB”) requiring the Company to make payments totaling $89.4 million under the terms of the Senior Secured Gold Forward Facility. Failing to make payments by June 9, 2014 would allow DB to take such steps as necessary to enforce its rights against the Company. The Notices of Early Termination Date operated to terminate the Senior Secured Gold Facility.

On June 9, 2014, the Company commenced proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) in the Supreme Court of British Columbia (the “Court”) and received a temporary restraining order under Chapter 15 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Nevada (“US Court”). The Company, Veris Gold Corp., and the wholly owned subsidiaries of the Company are parties to the CCAA and Chapter 15 proceedings (collectively, the “Creditor Protection Proceedings”). The Company subsequently received CCAA extension orders on July 4 and August 1, 2014 extending the stay of proceedings granted by the Court to September 4, 2014. On July 23, 2014 the US Court granted provisional relief under Section 1519 of the Bankruptcy Code in the United States. This ruling recognizes the Canadian proceeding of Companies' Creditors Arrangement Act ("CCAA") and as a result protects the assets of the Company and the interests of the creditors until such time as a ruling on the Petition for Recognition and Chapter 15 Relief is granted.

The decision to commence CCAA proceedings was made after extensively exploring alternatives following thorough consultation with the Company’s legal and financial advisors. As well, the Special Committee has for some time been working diligently on the restructuring and refinancing efforts. The Company sought protection primarily to forestall actions that could possibly be taken subsequent to the demands for payment made by DB noted above on June 3 but also to address near term liquidity issues arising from declining gold prices, higher than anticipated production costs, and unexpected shut downs including the January 2014 shutdown resulting from the December 2013 fire as well as the extended maintenance shutdown taken in March of 2014 while the Company waited for the approval of a new Class 1 (Title V) Air Quality Operating Permit.

VERIS GOLD CORP.| 1

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

In these circumstances, the Company's Board of Directors determined that a CCAA proceeding would provide the most prudent and effective way to carry on business and maximize value for the Company's stakeholders. The Company seeks to continue operational restructuring alternatives while under CCAA protection, including reducing or restructuring its obligations and reducing operating costs. Any such restructuring will be undertaken for the purpose of further enhancing the Company's long term financial health, liquidity and competiveness.

During the Creditor Protection Proceedings, the Company will continue with day-to-day operations, and employee obligations and any trade payables incurred are expected to be paid or satisfied in the ordinary course. The Company is currently evaluating the need for additional financing to be provided through a debtor-in-possession credit facility however currently the Company is able to fund the operating commitments as well as the Creditor Protection Proceedings from operating cashflows. The Company has retained legal and financial professionals to advise us on the Creditor Protection Proceedings and certain other professionals to provide services and advice to us in the ordinary course of business. From time to time, we may seek Court approval to retain additional professionals. The Company will continue to incur significant costs associated with the restructuring and the Creditor Protection Proceedings. The amount of these expenses is expected to significantly affect the financial position and results of operations however the full amount of this impact cannot be estimated at this time.

The Company will pursue a restructuring through a plan of compromise and arrangement (the “Plan”) under the CCAA, which will be subject to creditor and Court approval, and ancillary proceedings under Chapter 15 of the United States Bankruptcy Code for recognition of the CCAA proceedings. The Company expects the restructuring process to require several months to complete however the outcome and timing of the Creditor Protection Proceedings and the implementation of a successful restructuring plan, including obtaining a new and adequate secured credit facility to finance our business activities on an ongoing basis, is not assured or determinable at this time. The Plan that will be implemented as part of Creditor Protection Proceedings could materially alter the classifications and amounts reported in the consolidated financial statements, which do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that might be necessary as a consequence of confirmation of such plan, or the effect of any operational changes that may be implemented

Going Concern

The Company’s financial liquidity condition and the resulting commencement of the Creditor Protection Proceedings cast substantial doubt about the Company’s ability to continue as a going concern. Due to ongoing liquidity issues, the Company has failed to meet certain financial obligations and liabilities, including interest and principal payments on both Senior and subordinated debt obligations. The Company is dependent on the outcome of the Creditor Protection Proceedings and requires additional financing in order to complete the restructuring of the various debt obligations and fund required capital expenditures.

VERIS GOLD CORP.| 2

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

The accompanying condensed consolidated financial statements have been prepared on the assumption the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities in the normal course of business for the 12-month period following the date of the consolidated financial statements. This is contingent upon the Company completing the necessary steps to restructure the existing debt obligations and obtain the Court’s approval of a plan of compromise and arrangement as well as the management’s ability to successfully implement such plan and obtain exit financing, among other things. As a result of the Creditor Protection Proceedings, the realization of assets and the satisfaction of liabilities are subject to uncertainty.

Further, the plan of compromise and arrangement could materially change the amounts and classifications of assets and liabilities reported in the historical consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and their carrying amounts, or the amount and classification of certain liabilities that may result should the Company be unable to continue as a going concern or as a consequence of the Creditor Protection Proceedings.

Exchange Listing

Trading in the Company’s common stock on the Toronto Stock Exchange (“TSX”) was halted on June 9, 2014, and the Company’s common stock was subsequently delisted on July 18, 2014. The delisting was a direct result of the Creditor Protection Proceedings the Company commenced on June 9, 2014 and the Company is currently not exploring alternative listings at this time as the listed securities would likely continue to be suspended under the new listing. Upon completion of the Creditor Protection Proceedings the Company will evaluate options to relist on the TSX or other possible exchanges.

2014 SECOND QUARTER OPERATING HIGHLIGHTS

•	The Jerritt Canyon operations produced 44,295 payable ounces in the three month period ending June 30, 2014 (“Q2-14”), representing a 17% increase from the 38,018 ounces produced in the three month period ending June 30, 2013 (“Q2-13”).
•	Total mine production for Q2-14 was 198,156 tons containing an estimated 34,248 ounces of gold, a 27% decline from the 271,880 tons mined in Q2-13 and a 19% decline in contained ounces of gold compared with 42,094 ounces mined in Q2-13. The primary contributor to the reduction in tons arose from transitioning the mining of the SSX-Steer mine to Small Mine Development on June 1, 2014 but also as a result of supply shortages, primarily cement used in backfill, as a result of the commencement of the Creditor Protection Proceedings.
•	In Q2-14, the Jerritt Canyon roaster facility achieved total average throughput of 3,366 tons per day (“TPD”), 7% less than the 3,611 TPD achieved in Q2-13, primarily resulting from slow restart of operations after the 21 day mill maintenance shutdown in March 2014 and the processing of higher work index ore for Newmont Mining USA Ltd. (“Newmont”) in May and June, as well as shortages of supply which occurred at the commencement of the Creditor Protection Proceedings.

VERIS GOLD CORP.| 3

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

•	Late in the second quarter of 2014 the Company re-commenced development of Saval 4, the fourth underground mine at Jerritt Canyon, with pre-production occurring in July. The Company plans to mine the Saval 4 using existing equipment and crews at a scheduled mining rate between 250 and 300 tons per day grading approximately 0.16 opt. Commercial production levels are expected to be achieved late in the third quarter of 2014.

Key financial information

•	The Company sold 40,795 ounces in Q2-14, an 11% increase from the 36,590 ounces sold in Q2-13 primarily due to the increased processing of higher grade stockpiled ore built up during recent shutdowns, supplemented with high grade ores from the three underground mine operations and improved overall mill recoveries.
•	The Company recorded a net loss of $8.1 million, during Q2-14, a $14.0 million increased loss from the $5.9 million net income recorded in Q2-13. Gold sales revenue in Q2-14 was $52.5 million compared to $44.9 million in Q2-13, driven by an 11% increase in gold ounces sold offset by a 7% decrease in the price-per-ounce of gold sold in Q2-14 compared to Q2-13.

OVERVIEW

Veris Gold Corp. (“Veris” or the “Company”) is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in the United States and Canada. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of Veris is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Veris is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Veris receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a roaster milling facility and three underground mines, Starvation Canyon, Smith and SSX, and is located in Nevada, U.S.

VERIS GOLD CORP.| 4

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)

	Q2 2014	Q1 2014	Q4 2013	Q3 2013
Gold (troy ounces)
Payable Ounces Produced	44,295	26,434	33,533	37,544
Gold Ounces Sold	40,795	27,597	31,557	42,760
Gold sales (2)	$ 52,528	$ 35,631	$ 40,622	$ 56,993
Cost of gold sold	$ 49,304	$ 35,418	$ 46,023	$ 49,095
Average gold price per ounce	$ 1,288	$ 1,291	$ 1,281	$ 1,331

	Amended Q2 2013 (2)	Q1 2013	Q4 2012	Q3 2012
Gold (troy ounces)
Payable Ounces Produced	38,018	30,461	31,754	35,524
Gold Ounces Sold	36,590	29,776	32,198	31,763
Gold sales (2)	$ 44,936	$ 45,360	$ 51,799	$ 51,487
Cost of gold sold	$ 42,141	$ 44,944	$ 36,265	$ 36,889
Average gold price per ounce (1)	$ 1,388	$ 1,625	$ 1,703	$ 1,667

(1)	From Q3 2011 to Q2-2013 the calculated average gold price per ounce includes an adjustment for the amount of consideration ($850 per ounce) that is withheld by DB as repayment of the forward gold purchase agreement. With the change in accounting in Q3-2013 this adjustment is no longer required.
(2)	Gold Sales amount does not include either (a) toll milling revenue, which commenced in Q2-2013 (Q2-2014: $0.8 million, Q1-14: $nil, Q4-2013: $3.1 million, Q3-2013: $3.3 million, Q2-2013: $1.7 million); nor (b) gold produced from Starvation Canyon and sold during the Q2-2013 where the mine was treated as a development asset for accounting purposes (2,453 ounces or $3.5 million gold sales).

Mining

The Company mined a total of 198,156 tons in the Q2-14, containing an estimated 34,248 ounces. This mining production represents a 27% decline from 271,880 tons of mine production in Q2-13; and is a 19% decrease in the estimated 42,094 ounces mined in Q2-13. The majority of this reduced mine production in Q2-14, compared to Q2-13, occurred from downtime during a transition to contract mining at the Company’s SSX mine as well as supply shortages resulting from interruptions in supply at the commencement of the Creditor Protection Proceedings. As a result of entering into Creditor Protection Proceedings, the Company was required in many cases to place deposits with vendors in order to ensure continuity of supply and due to lack of available funding this resulted in brief lapses in supply during the month of June.

In Q2-14 Small Mine Development, LLC (“SMD”) delivered approximately 81,078 tons of ore containing an estimated 13,729 ounces of gold from the Smith mine. This represents mine production of 891 tons-per-day (“TPD”) in Q2-14, below the targeted 1,200 TPD. This is a decrease of mined ore from the Smith mine from Q2-13, which was 137,978 tons mined, containing an estimated 18,778 ounces, an average of 1,516 TPD for that quarter. The estimated average blended grade achieved at the Smith mine was 0.17 ounces-per-ton (“OPT”) in Q2-14, an increase from the 0.14 OPT achieved in Q2-13.

VERIS GOLD CORP.| 5

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

The second quarter of 2014 marked the fourth complete quarter of full mine production from the Starvation Canyon mine which opened in the Q2-13. In Q2-14 approximately 82,862 tons of ore was mined containing an estimated 15,444 ounces, an average grade of 0.19 OPT. This mining rate translates to over 911 TPD for the quarter above the 700 TPD that was targeted. This is an increase of mined ore from the 47,390 tons mined in Q2-13 containing an estimated 8,630 ounces from Starvation Canyon mine, an average of 521 TPD for that quarter. The Company continues to explore opportunities to increase future production levels from Starvation Canyon.

Mine production at the SSX mine was 34,216 tons for Q2-14, containing and estimated 5,075 ounces. This is approximately 376 TPD in Q2-14, significantly less than the 1,000 TPD targeted and less than the 951 TPD achieved in Q2-13. This is a decrease of mined ore from the SSX mine from Q2-13 which was 86,512 tons mined containing an estimated 14,686 ounces which represents a 60% and 65% decrease, respectively. The estimated Au grade achieved from the Q2-14 production was 0.15 OPT which was lower than that achieved in Q2-13 at 0.17 OPT. Prior to the interruption arising from the transition to contract mining in June 2014, the operations experienced a decline in performance as a result of low equipment availability (lack of parts) and necessary mine supplies including cement.

The transition to contract mining at SSX mine resulted in a decline in overall mining production in Q2-14 compared to Q2-13. However, with the 2014 annual mill maintenance completed as of March 31, 2014, and the upcoming commencement of underground mining at the new Saval mine, the Company is in a good position to achieve the 2014 production targets. The Company exited the second quarter of 2014 with a stockpile of 98,602 wet tons containing approximately 11,894 ounces. Mine equipment availability at SSX mine due to shortage of parts and maintenance support will be alleviated as the Company finalizes transitioning to contract mining. Mine production from Starvation Canyon continues to exceed targets. The Company continues to explore opportunities to optimize production output from the Smith and SSX mines and expects this to improve.

Processing

The Jerritt Canyon roaster facility processed approximately 306,285 tons in Q2-14, a 7% decrease from the approximately 328,606 tons processed through the roasters in Q2-13. The decrease in mill throughput in Q2-14 compared to Q2-13 arose primarily due to the slow startup after the 21 day maintenance shutdown in March, 2014 and also from the processing of higher work index ores for Newmont. The Jerritt Canyon facility has been designed and constructed to process ores with a certain hardness factor and while it is capable of processing harder ore this will result in reduced throughput levels and increased wear on the equipment. The ore process during May and June had a significantly higher hardness than Jerritt ore which resulted in excessive wear and downtime on the thickener and dirty air fan. The throughput levels have improved subsequent to cessation in processing the harder material and corrective actions have been taken to replace and repair necessary equipment. Future third party ore deliveries will be closer in nature to those more suitable for the Jerritt Canyon roaster processing facility and will not have a significant impact on operations.

VERIS GOLD CORP.| 6

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

Exploration

Underground Definition Drilling (Contractor and Veris) – Smith, SSX, and Starvation Canyon Mines

During Q2-14 a total of 382 cubex reverse circulation definition drill holes totaling 53,856 feet were completed at the Smith, SSX, and Starvation Canyon (“SC”) underground mines by Veris and SMD.  SMD continued drilling underground definition drill holes using their own cubex (RC) drill in the Smith mine, focusing on Zones 4, 5, and 8 where a total of 40,795 feet in 280 drill holes were completed.  Of the Smith total, 14 of the drill holes totaling 2,465 feet were drilled for exploration. The Company drilled a total of 10,626 feet in 66 cubex drill holes in the SSX mine at Zones 1, 5 and 7. In addition, 36 cubex drill holes totaling 2,435 feet were drilled by SMD in the 6980 xc20, and 7050 xc19 headings at the Starvation Canyon mine by SMD. Of the SC total, 28 drill holes totaling 2,195 feet were drilled for exploration at 7050 xc19.

Underground Diamond Drilling (Contractor) – SSX Mine:

No underground contract diamond drilling was done during Q2-14. Two drill stations have been developed in the SSX Zone 1 exploration drift in preparation for recommencement of these drilling operations once the Company restructuring is completed and the required monies become available. The underground diamond drilling ceased in late November to conserve cash and focus on other mine development priorities. No final diamond drill hole assays were received in Q1-14 but there are a number of SSX drill hole assays in progress.  The goal of the 2013 and 2014 underground diamond drilling program is to convert resources to reserves and to explore for additional resources in order to extend the current 6 year Life of Mine plan (as identified in the current December 31, 2012 NI 43-101 Technical Report).

During Q2-14, there was no additional excavation on the planned 1,000+ foot long SSX exploration drift from Zone 1 to Zone 9. Since the exploration drift excavation work started on March 31, 2013 the drift face has advanced a total of 310 feet from the initial base point. Additional excavation of this drift is planned in 2014 and will eventually become a development drift. This drift is critical in order to help convert resources to reserves at the northeastern Zone 9 West Mahala inferred resource pod and to allow additional near-mine exploration from several new drill stations as well as expand access for mining in Zone 1. Drilling will start from the drift once the Company restructuring is completed and the 2014 exploration monies are secured and approved by Management.

Surface Exploration

The Company did not conduct any surface exploration drilling at Jerritt Canyon during Q2-14.

A total of 34,500 feet of proposed drilling is included in the 2014 Exploration budget. Detailed planning continues for the 2014 surface exploration programs. Drilling targets are being prioritized and will include both underground and open pit resources. Primary areas under consideration for drill testing include: West Starvation Canyon, West Mahala, Mahala Basin, ND Fault Zone (Bidart), Warm Creek, and Pie Creek.

VERIS GOLD CORP.| 7

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

Modeling

Geological modelling and updated block models were completed at the three active underground mines in Q2-2014 to support the mining operations. Current drill hole databases in each mine area were used to generate these model updates.

Environmental

During Q4-13 the Company and the NDEP negotiated and executed a second modified consent decree (the “Second Modified CD”), removing many of the completed requirements included in the previous modified Consent Decree. The primary focus in Q2-14 was on compliance and completion of key components of the Second Modified CD. During Q1-14 submittal and subsequent approval of the engineering design changes (EDCs) for treatment at the Snow Canyon and Gracie RDAs along with an plans to rejuvenate the existing treatment at Marlboro Canyon RDA was completed. The Company received approval on all EDCs, a significant step towards the extinguishment of the Second Modified Consent Decree. A Bid Request was submitted to multiple contractors and The Company was able to accept a bid that was on target with the original engineer’s estimate. With a contractor chosen and approval from both the NDEP and Forest Service, The Company plans to begin construction of the RDAs in Q3-14 in order to meet the timeline set out in the Second Modified Consent Decree for operation of each system.

The Company has continued operation of the DASH water treatment plant. The treatment plant addresses multiple methods for sulfate and TDS removal from various water streams including reverse osmosis (RO) membrane treatments and an active method that involves lime and barium carbonate addition. RO was not tested at bench scale, so operation of the pilot system will yield initial results for RO as a water treatment option. There has been very limited water for testing purposes. When water is available, The Company continues to optimize not only dosing of the system, buy also day-to-day operation of the system.

The Company made additional efforts to extinguish the CD by ensuring all required operating permits are in place. In addition to receiving the Air Quality Permit on March 31, 2014, The Company successfully completed and submitted the renewal application for the Water Pollution Control Permit (WPCP). The WPCP is still under review, but the Company did receive notification that the application was deemed complete and review is underway.

The Tailings Storage Facility 1 (TSF1) continues to drop in volume. The Company can no longer pump the water from the pond due to the nature of the pool, but TSF1 continues to drop daily due to evaporation. No water is being transferred to TSF1 and The Company is confident it will meet the volume requirements set forth in the Second Modified Consent Decree.

Additional items included in The Company’s Schedule of Compliance (SOC) have been addressed as well. Testing of the Corrective Action Plan relating to mill-site groundwater contamination began. The plan consists of a pilot Pump and Treat system. Water is being pumped from one of the mill site monitoring wells to an activated carbon treatment system. The results gathered from the pilot system will determine if a full-scale carbon treatment system is appropriate.

VERIS GOLD CORP.| 8

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

The Company also completed the SOC item to install eight piezometers surrounding Tailings Storage Facility 2 (TSF2). The installation of these wells is due to the high volume of water removal in between the primary liner and the secondary liner. The eight piezometers were installed to verify the integrity of the secondary liner of TSF2. Of the eight piezometers, seven were dry. One well had and continues to have water but the water is clean water with characteristics of meteoric water.

Further SOC work was conducted on the East Water Storage Reservoir (EWSR). The Company was required to complete repairs on the EWSR prior to continuing use of the pond. The liner repairs have been completed. The Company is currently in the process of verifying the liner repairs by monitoring the pumping rates from between the primary and secondary liners. Once the pumping rates stabilize, the Company will begin returning water to the EWSR.

Ketza River

The Company did not conduct any exploration drilling in Q2-14 at Ketza River.  During the quarter, the Company continued to collect additional environmental baseline data to support the company’s permitting activities, including water quality and flow data. The Company is still pursuing a water license for the existing tailings pond. Maintenance activities and environmental monitoring associated with the existing tailings pond is ongoing with some activities mandated by regulatory authorities. In light of the current Creditor Protection Proceedings the Company has curtailed any significant expenditures at Ketza River except for those focused on maintaining the facilities and ensure ongoing environmental compliance obligations are maintained.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Amended Q2 2013	Q1 2013	Q4 2012
Statement of Operations
Gold Sales	$ 52,528	$ 35,631	$ 40,622	$ 56,993	$ 44,936	$ 45,360	$ 51,799
Toll Milling	826	-	3,054	3,304	1,710	-	-
Revenue	$ 53,354	$ 35,631	$ 43,676	$ 60,297	$ 46,646	$ 45,360	$ 51,799
Cost of gold sold	49,304	35,418	44,705	49,095	42,141	44,944	36,265
Gross margin before D&D (1)	4,050	213	(1,029)	11,202	4,505	416	15,534
(Loss) income from operations	(4,824)	(7,085)	(41,336)	4,504	(2,733)	(5,528)	(22,034)
(Loss) income before taxes	(8,092)	(13,448)	(57,536)	(18,178)	5,848	(5,436)	(21,404)
Net (loss) income	(8,092)	(13,819)	(47,797)	(18,170)	5,856	(6,542)	(12,884)
Basic net (loss) income per share	(0.05)	(0.09)	(0.31)	(0.15)	0.05	(0.06)	(0.13)
Weighted average # of shares outstanding (000's)	154,378	154,378	154,265	117,609	107,641	107,641	101,008
Statement of Financial Position
Cash and cash equivalents	2,793	1,503	1,161	643	5,241	7,103	9,295
Total assets	$ 307,163	$ 315,113	$ 312,951	$ 347,283	$ 339,908	$ 341,215	$ 348,459
(1)	Gross margin before depreciation & depletion (“D&D”) is a non-GAAP measure that the Company considers to be a good indicator of the Company’s achieved operating results before being adjusted for non-cash D&D to arrive at mine operating earnings.

VERIS GOLD CORP.| 9

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

RESULTS OF OPERATIONS

The Company had a net loss of $8.1 million during the quarter ended June 30, 2014 (“Q2-14”), a $14.0 million decline from the net income of $5.9 million in the second quarter of 2013 (“Q2-13”). The increased loss in 2014 is primarily the result of the following:

•      $2.1 million higher loss from operations due primarily to a $1.8 million increase in depreciation and depletion driven by the commissioning of both the Starvation Canyon mine and the second tailing facility in mid-2013; $0.5 million decreased gross margin before D&D resulting from lower gold prices despite increased gold sales; and a $0.2 million decrease in G&A from reduced salaries and benefits offset by increased professional fees incurred since the Company entered creditor protection, on June 9, 2014, under the Companies’ Creditors Arrangement Act (“CCAA”);

•      $3.0 million in increased interest expense due primarily to the recognition of $2.7 million in interest on the Senior Secured Gold Facility (“SSG”) (previously a non-financial gold forward and now a financial instrument recorded at amortized cost using the effective interest method), $0.2 million increase in interest on forward contracts and $0.1 million in interest on the Net Smelter Returns royalty facility (“NSR”) which was entered into on April 10, 2014.

The decline in gross-margin before D&D in Q2-14 compared to Q2-13 is attributable to a 7% decline in the market price of gold offset by an 11% increase in the number of gold ounces sold. The average price of gold realized declined from $1,388 per ounce, in Q2-13, to $1,288 per ounce in Q2-14. This diminished gold price resulted in the equivalent loss of Q2-14 gold revenues of approximately $4.1 million.

Revenue:

For Q2-14, the Company realized gold sales of $52.5 million on the sale of approximately 40,795 ounces of gold, this compares to $44.9 million on sales of approximately 36,590 ounces of gold sold in Q2-13. The primary driver of the increased revenue in Q2-14 versus Q2-13 was an 11% increase in the number of gold ounces sold offset by a 7% decline in the market price for gold.

The Company had $0.8 million in toll milling revenue in Q2-14 compared with $1.7 million in toll milling in Q2-13 as the Company maintained a focus on allocating the majority of available milling capacity to process the Company’s increased high grade ore stockpiles which were generated during the December 2013 and March 2014 mill shutdowns.

Gross-margin before D&D:

In Q2-14, the Company had a Gross Margin of $4.0 million before depreciation and depletion compared to $4.5 million in Q2-13. As previously discussed, this $0.5 million decrease was primarily driven by a 7% decrease in average gold price from sales during the quarter and a 52% decline in toll milling revenues offset by an 11% increase in the gold ounces sold. As well, cash costs per ounce for the quarter rose to $1,209 per ounce compared with $1,152 per ounce in the comparable period 2013, or a $7.2 million (17%) increase from $42.1 million in Q2-13 primarily resulting from increased mining costs.

VERIS GOLD CORP.| 10

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

The most significant contributor to this increased mining cost resulted from higher per ton costs in the SSX-Steer mine resulting from lower production due to low equipment availability and transitioning to contract mining in June 2014 as noted previously, as well as lower production rates in all three mines due to lower availability of cement and other materials needed for steady state mining primarily as a result of the Company commencing Creditor Protection Proceedings in June. In contrast with 2013 this quarter the Company recognized a full quarter of Starvation Canyon mine costs in the operating results (as April and May of 2013 Starvation Canyon mine costs continued to be capitalized) although this is offset partially on a per ton basis as a result of the improved productivity from that mine.

Depreciation and depletion (“D&D”):

The Company had $6.7 million in depreciation and depletion in Q2-14 compared to $4.9 million in Q2-13. The increase in D&D resulted from an increase in the depreciable and depletable asset base, primarily from the commissioning of the Second Tailing Facility in Q3-13 as well as increased depletion from the Starvation Canyon mine which commenced commercial operations late in Q2-13.

G&A expense:

In Q2-14 the Company incurred G&A expense of $2.2 million compared to the $2.3 million incurred in Q2-13. Share based payment expenses included in G&A fell from $0.2 million in Q2-13 to $nil in Q2-14. These expenses are for corporate head office and transactions costs and are primarily comprised of salary and benefit costs as well as professional and consulting fees, predominantly incurred in Canadian dollars. The $0.2 million decrease in Q2-14 from Q2-13 is primarily from reduced salaries and benefits and a reduction in share based payment expenses described above offset by increased professional fees arising from the CCAA and ancillary Chapter 15 Court applications made on June 9, 2014.

Interest expense:

Interest expense is comprised of:

	Three months ended June 30,
	2014	2013
Interest on senior secured gold facility	$ (2,711)	$ -
Interest on convertible debt	(1,334)	(1,509)
Accretion of decommissioning and
rehabilitation provisions	(438)	(380)
Interest on finance leases	(84)	(117)
Interest on forward contracts	(175)	-
Interest on net smelter returns royalty
facility	(120)
Other interest (expense) income	(94)	11
	$ (4,956)	$ (1,995)

VERIS GOLD CORP.| 11

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

Interest expense in Q2-14 was $5.0 million compared to $2.0 million in Q2-13. The $3.0 million in increased interest expense is primarily from $2.7 million in interest on the Senior Secured Gold Facility, $0.1 million in interest on the Net Smelter Returns Royalty entered into in Q2-14, and a $0.2 million increase in interest on forward contracts. The Senior Secured Gold Facility was previously a non-financial gold forward with gold delivery at discounted settlement prices recorded in revenue in Q2-13 but was a financial liability measured at fair value using the effective interest method in Q2-14 with resulting interest of $2.7 million recorded in interest expense.

Finance and transaction costs:

Finance and transaction costs in Q2-14 were $nil compared to the $1.0 million in Q2-13. As described above, these costs are comprised of the expensed portion of costs incurred on financing activities undertaken in the period; as well as the amortization of previously deferred transactions costs, incurred on financing activities. The decrease in these costs in Q2-14 compared to Q2-13, was due to the Senior Secured Gold Facility related deferred transaction costs, and the amortization thereof, no longer existing as part of the July 1, 2013 accounting treatment change. These amortization costs were $0.4 million Q2-13, with no such amortization in Q2-14. The remaining finance and transaction costs in Q2-13 were primarily due to the issuance of the Note, described above, in that period with no significant financing activities occurring in Q2-14.

Derivative gain (loss):

Derivative gains (losses) are comprised of:

	Three months ended June 30,
	2014	2013
Gain on warrants	$ 2,267	$ 8,812
(Loss) gain on revaluation of gold forwards	(102)	2,671
Gain on convertible debt embedded derivatives	92	747
Gain on senior secured gold embedded derivatives	116	-
Loss on net smelter returns royalty embedded derivatives	(31)	-

	$ 2,342	$ 12,230

Non-cash derivative gains in Q2-14 were $2.3 million compared with gains of $12.2 million in Q2-13. Warrants denominated in Canadian dollars are revalued at each reporting period with change in fair value recorded to net income. Warrant gains accounted for $2.3 million and $8.8 million in Q2-14 and Q2-13, respectively, and these gains were driven by a decline in the Company’s share price which was more pronounced in Q2-13 compared to Q2-14.

Derivative gains of $2.7 million were recognized in Q2-13 relating to two derivative gold forwards, with $0.1 million in derivative losses incurred in Q2-14. The derivative gains incurred in Q2-13 were the result of declines in the market-price of gold decreasing the amount of the liabilities; throughout Q2-14 the suggested cash-settlement floor price of the gold-forward liabilities was greater than the amount the liability would be based on the prevailing market-price of gold, thus no significant gains or losses were recognized in Q2-14.

VERIS GOLD CORP.| 12

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

Environmental costs:

Environmental rehabilitation costs are those required to complete reclamation of historic environmental disturbance that was determined and incurred during the current year. Environmental rehabilitation costs of $0.5 million in Q2-14 were consistent with $0.6 million incurred in Q2-13.

LIQUIDITY

Cash and cash equivalents increased from $1.2 million at December 31, 2013 to $2.8 million at June 30, 2014. As at June 30, 2014 the Company had a working capital deficiency of $176.4 million compared to a working capital deficiency of $167.1 million at December 31, 2013. This decrease in working capital is primarily the result of: a $3.7 million increase in accounts payable; a $1.5 million decrease in accounts receivable due to the receipt of toll milling revenue; a $5.9 million increase in the revalued Senior Secured Gold Facility using the effective interest method; a $0.3 million increase in forward contracts from interest on outstanding balances; offset by a $0.3 million decrease in embedded derivative liabilities as a result of the decline in the Company’s share price; and a $1.6 million increase in cash from the issuance of the NSR less capital expenditures made during the quarter.

Operating:

During the quarter ended June 30, 2014 the Company recorded a net loss of $8.1 million, which, after adjusting for non-cash items and positive changes in working capital of $2.7 million, resulted in operating cash inflows of $4.1 million.

This compares to the quarter ended June 30, 2013 where the Company generated a net income of $5.9 million, which, after subtracting non-cash items; and positive changes in working capital of $2.9 million, resulted in operating cash outflows of $3.9 million.

The $2.7 million positive change in non-cash working capital in Q2-14 are the result of a $7.1 million decrease in inventories; offset by a $0.9 million increase in accounts receivable; and a $3.5 million decrease in accounts payable. The $2.9 million positive change in non-cash working capital in Q2-13 are the result of a $2.2 million decrease in accounts receivable; a $2.4 million increase in accounts payable; offset by a $1.7 million increase in inventory.

VERIS GOLD CORP.| 13

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

Investing:

Capital cash expenditures

Three months ended June 30, 2014
(in thousands)	Jerritt Canyon	Ketza River	Corporate	Total
Mineral Properties	$ 2,201	$ 619	$ -	$ 2,820
Property, plant and equipment	3,333	-	-	3,333

	$ 5,534	$ 619	$ -	$ 6,153

Three months ended June 30, 2013
(in thousands)	Jerritt Canyon	Ketza River	Corporate	Total
Mineral Properties	$ 8,072	$ 545	$ -	$ 8,617
Property, plant and equipment	2,421	-		2,421

	$ 10,493	$ 545	$ -	$ 11,038

Significant property, plant and equipment capital expenditures in Q2 2014 include the following:

•	Mill facilities and equipment ($3.3 million)

Significant property, plant and equipment capital expenditures in Q2 2013 include the following:

•	Various mill related equipment ($0.6 million)
•	Capital lease payments on mobile and other mining equipment ($0.7 million);
•	Environmental and new tailings facility infrastructure ($0.2 million)

Nevada mineral property expenditures during Q2-14 included the approximate amounts: Smith mine development ($0.3 million); Starvation Canyon mine development, ($1.6 million); SSX mine development, ($0.2 million); and, Jerritt Canyon exploration expenditures ($0.1 million).

Nevada mineral property expenditures during Q2-14 include payments for development and construction of underground infrastructure and mine development at the Smith, Starvation, SSX, and Saval mines.

Exploration at Ketza River remained minimal and consistent with prior quarters as the Company continued existing monitoring and remediation programs while continuing to compile available data for the preparation of responses regarding the YESAB proposal.

Financing:

During the second quarter of 2014 the Company closed financing in the form of the sale of a 0.5% Net Smelter Returns royalty for proceeds of $7.5 million. Proceeds were delivered to Veris Gold at the date of closing, April 10, 2014. The royalty relates to the production of gold and silver from the Company’s Jerritt Canyon mines and processing plant, operated by Veris Gold USA Inc. The royalty is applied, at a fixed rate of 0.5%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, and taxes and levies charges.

VERIS GOLD CORP.| 14

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

In Q1-14 the Company entered into a gold sales contract which specified that 3,500 troy ounces of refined gold would be sold to the counterparty by April 30, 2014. The Company received 90% of the purchase price, or $4.0 million cash, in Q1-14 and the remaining $0.4 million was received upon final gold delivery in Q2-14. The Company settled the contract and delivered 3,500 troy ounces in Q2-14.

During the second quarter of 2013 the Company closed a financing in the form of an eight-month senior unsecured promissory note (the "Note") with a principal sum of $10.0 million. In connection with the Note, the Company issued 3.4 million common share purchase warrants with an exercise price of US$1.80 per warrant, which have a 5 year life. The Note originally had a maturity date of April 12, 2013 but the Company entered into an agreement to extend the maturity date of the Note to January 12, 2014. Up to the date of maturity the Note had an interest rate of 9% however subsequent to the maturity on the Note (which was extended in Q4-13 to January 12, 2014) the interest rate increased to 21% per annum.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the preparation of annual budgets along with quarterly updates to identify funding requirements, if any, as well as daily forecasting of its cash flows from operations as well as investing and financing activities to anticipate pending treasury requirements.

The Company had a loss from operations of $4.8 million for the three months ended June 30, 2014 (2013 - loss of $2.7 million), and a $4.1 million inflow of cash from operations for the same period (2013 - $3.9 million outflow). At June 30, 2014 the Company had a working capital deficiency of $176.4 million (December 31, 2013 - $167.1 million) and an accumulated deficit of $467.5 million (December 31, 2013 - $445.6 million). On December 31, 2014 the Company missed a gold delivery payment and on January 28, 2014, unable to correct this gold delivery shortfall, either through the delivery of 4,980 ounces or through payment of the cash equivalent, the Company went into default on the DB Senior Secured Gold Facility (“Senior Facility”). As noted previously on June 3, 2014 DB set an early termination date of June 9, 2014 for the Senior Facility requiring payment of $89.4 million on that date. In order to prevent DB from possibly realizing on security on June 9, 2014 the Company has applied and been granted creditor protection from the Court under CCAA and under ancillary proceedings in the US Court under Chapter 15.

Throughout the year senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The operations have undergone significant upgrades in the last several years which have had a significant impact on the mill throughput capacity and also resulted in the ramp up of the SSX mine and the opening of a third mine in Q2-2013, Starvation Canyon, adding a significant level of production to the operation. Through these investments the profitability and stability of the operations has significantly improved, however additional financing has been required to support this growth and assist in the servicing of the Senior Secured Gold Facility.

VERIS GOLD CORP.| 15

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

The unexpected shutdown in December 2013 and January 2014 as well as the 21 day shutdown which occurred in March of 2014 significantly increased the need for the Company to continue pursuing additional financing to meet the ongoing operational and capital requirements to ensure continuity of operations. The Company intends to restructure the debts on the balance sheet through the Plan as discussed above and expects to complete the CCAA process successfully with a stronger, more sustainable capital structure to support ongoing operations.

There can be no assurance that the Company will successfully complete and implement a plan of compromise and arrangement or that the Plan will be approved by the Court and possibly the creditors of the Company. Also, if the Company is unable to maintain stable operations and generate positive cash flows and possibly obtain adequate financing, the Company will need to curtail operations activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at June 30, 2014:

	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years	Total
Accounts payable and
accrued liabilities	$ 88,038	$ -	$ -	$ -	$ 88,038
Finance lease obligations	1,139	2,157	807	84	4,187
Convertible debt	11,012	-	14,271	-	25,283
Forward contracts	24,428	-	-	-	24,428
Senior secured debt facility	83,167	-	-	-	83,167
At June 30, 2014	207,784	2,157	15,078	84	225,103

CAPITAL RESOURCES:

The Company had a cash balance of $2.7 million as of June 30, 2014. The Company has a total of $56.4 million of cash classified as restricted at June 30, 2014 (December 31, 2013 - $56.4 million), primarily related to cash restricted under the existing bonding requirements for the future reclamation at the Jerritt Canyon property.

The Company invested the funds from the December 2013 public offering to assist with payments to the Senior Secured Gold Facility, to upgrade and refurbish the dry mill equipment at its Jerritt Canyon mill operations, and to fund general working capital. The Company invested the funds from the August 2013 public offering and September 2013 private placement into the refurbishment of its Jerritt Canyon mill operations; continued development of the underground mine facilities at the existing mines as well as at the Saval 4 Gold Mine; to fund bonding required for future reclamation obligations; to ensure that debt payments are met; and for general working capital purposes. Proceeds from the Flow-Through Units have been used to fund exploration activities at the Company's Ketza River property in the Yukon however the Company has utilized the proceeds as well to support working capital requirements. Proceeds from the NSR were used for working capital purposes to support the restart activities subsequent to the 21 day shutdown in March 2014. These activities required significant payments to vendors to ensure continuity of supply of both services and supplies, with a primary focus on providing funding to the mining contractor on site.

VERIS GOLD CORP.| 16

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

The Company invested the funds from the December 2012 public offering primarily into the development of the Starvation Canyon mine but also for funding required bonding obligations and general working capital purposes. The Company further funded the commencement of development on Saval 4 and completed the development of Starvation Canyon with $8 million drawn from the performance reserve funds relating to the August 2011 Forward Gold Purchase Agreement in February 2013; along with $10 million in proceeds obtained from an eight-month senior unsecured promissory note received in April, 2013, described in detail below in the Commitments section of the MD&A. With development work completed, and the full ramp up of the mine’s operations, it is expected that sufficient funds will be generated to support the ongoing sustaining capital requirements.

Throughout 2013 the Company pursued opportunities to restructure the existing debt commitments, primarily focusing on increasing the duration of the existing facilities, either by extending the existing terms or through the buyout of the debt under new terms, enabling it to invest further funds into existing operations or pursue further improvements to the capital structure. Due to the events of December and the resulting shutdown and default on the Senior Facility, the Company accelerated the need for a complete refinancing of the capital structure, including a Company led buyout of the Senior Facility. In February 0f 2014 the Board of Directors of the Company appointed a Special Committee, comprised of two independent and one non-independent Director, to review the current options and work with the appointed advisor to develop and explore restructuring alternatives. Although the Company is currently in CCAA these efforts are ongoing and negotiations with the senior lender, DB, as well as the subordinated lenders are ongoing as the Company works to develop the Plan to allow for an exit from the Creditor Protection Proceedings by early 2015.

COMMITMENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first nine months of the term; (ii) 2,000 ounces per month for the following nine months of the term; and, (iii) 4,330 ounces per month for the final thirty-nine months of the term. On February 7, 2012, the Company entered into a Second Forward Gold Purchase Agreement with Deutsche Bank (the “Second Agreement”).  Under this agreement, the Company received a gross prepayment of $20 million, of which net cash proceeds of $18.9 million were received on February 8, 2012, in exchange for the future delivery of 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012, representing total future delivery of 27,950 ounces of gold.

VERIS GOLD CORP.| 17

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

As previously discussed, on January 28, 2014, the Company received a notice of default from Deutsche, with respect to payment defaults under the forward gold purchase Agreements. The Notice of Default relates to the failure to make the monthly December gold delivery, or pay the cash equivalent of the gold delivery shortfall, for December, 2013, under each of the Agreements. As noted above, the Senior Facility has now been terminated as of June 9, 2014 and the entire $89.4 million is due effective immediately. As the Company is currently under a Court ordered stay this debt, along with all other debts incurred prior to June 9, 2014, are stayed from further payment until a plan of compromise and arrangement is approved by the Court.

On January 12, 2012, the Company entered into a forward sales contract with a related party (Note 10) which required delivery of 3,665 ounces of gold by June 12, 2012 or a cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company. This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012. During the second quarter of 2013, the Company and the counterparty agreed to extend settlement of the contract to June 30, 2013. Under the terms of the extension, the counterparty received the option to receive an amount of $6.6 million, or alternatively the right to receive 3,839 troy ounces of refined gold. No settlement was made on either June 30, 2013, or since. As part of the ongoing extension and renegotiation discussions since June 30, 2013, the Company made a payment of $0.5 million to the counterparty in September, 2013, this payment being almost entirely accrued interest. The fair value of the January 2012 forward contract as at June 30, 2014 was $7.1 million (December 31, 2013 - $6.8 million). The Company incurs certain contractor and lease expenses which are charged to the related party, and to date these charges remain unpaid ($0.9 million as at June 30, 2014). The Company is evaluating the legal alternatives with respect to such non-payment however believes that these charges may ultimately form the basis for the final settlement under the current Creditor Protection Proceedings.

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. No refined gold was delivered to the counterparty by May 30, 2011, and several extensions of the delivery date have been accepted by the counterparty since that date. As at June 30, 2014, the contract had not been settled. Since May, 2011, the Company has been accruing a late payment penalty of 2.25% per month until the last known maturity date, and has been considering a possible cash payment in lieu of a delivery of physical gold. The Company does not acknowledge any liability to pay interest at the accrued rate. The recorded value based on a mark-to-market valuation of the November 2010 forward contract as at June 30, 2014 was $17.3 million (December 31, 2013 - $17.3 million) however the Company believes that, based on the underlying legal documentation in place, this value is a reflection of the maximum potential liability and that the reasonable amount of the liability is approximately $10.5 million. As at June 30, 2014, no payments have been made for this forward agreement and the repayment of the gold forward is stayed under the current Creditor Protection Proceedings.

VERIS GOLD CORP.| 18

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

The Company issued unsecured convertible debentures on June 15, 2012, July 19, 2012, and October 11, 2012 for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively. At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time after expiry of the four month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual, discounted by 5% per Share.

On April 12, 2013, the Company entered into a senior unsecured promissory note, which was amended on May 15, 2013 (the “Note”) with a principal sum of US$10.0 million. The Note bears an interest at a rate of 9% per annum and will mature on December 12, 2013, then January 12, 2014. In connection with the Note, the Company issued to the counterparty (the “Lender”) 3.4 million five-year common share purchase warrants with an exercise price of $1.80 per warrant. In connection with the Note transaction, the Company also paid a finder’s fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. (“Casimir”) and also issued Casimir 100,000 common share purchase warrants with an exercise price of $1.85 and a term of two years from the Closing Date. The Note provides that from and after the maturity date or at the election of the Lender an Event of Default (as defined in the Note), the principal may be converted, in minimum increments of $500,000 and no more than 20% of the original principal of the amended Note in any one 30-day period, into common shares of the Company based on a conversion price equal to the greater of: (a) US$0.50, provided that if the US$0.50 floor price would cause the Lender’s ownership interest in the Company to be greater than 19.9% of the Company’s issued and outstanding common shares, the floor price shall be the price that would cause the Lender’s ownership interest in the Company to be equal to 19.9% of the Company issued and outstanding common shares; and (b) the Market Price (as defined in the TSX Company Manual) of the Company’s common shares discounted by 10% per share. The ability of the Lender to exercise its option to convert the principal into common shares remains subject to TSX approval at the time of the conversion. In addition, pursuant to the terms of the Note, the Company issued to the Lender an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of April 12, 2018. The Company used the proceeds of the Note to complete development of the Starvation Canyon Mine, which commenced preproduction on April 6, 2013. As of December 31, 2013 the US $10 million principal, and accrued interest of $0.5 million, had not been paid and remained outstanding. Subsequent to December 31, 2013 the Company entered into an agreement with the Lender to extend the maturity date of the Note to January 12, 2014, and to amend the exercise price of the related warrants from US$1.80 to CAD$0.50. The amendment to the exercise price of the warrants became effective as of February 14, 2014. The principal amount was not settled on the extended January 12, 2014 maturity date, this resulted in the Company incurring interest on the outstanding balance at a rate of 21% per annum, payable monthly. As at June 30, 2014, no further payments have been made for principal or interest due under this note and any further payments are stayed under the current Creditor Protection Proceedings.

VERIS GOLD CORP.| 19

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

On April 9, 2014, the Company closed financing in the form of the sale of a 0.5% Net Smelter Returns royalty for proceeds of $7.5 million. Proceeds were delivered to Veris Gold at the date of closing, April 10, 2014. The royalty relates to the production of gold and silver from the Company’s Jerritt Canyon mines and processing plant, operated by Veris Gold USA Inc. The royalty is applied, at a fixed rate of 0.5%, against proceeds from gold and silver products after deducting charges for treatment, refining, transportation, insurance, taxes and levies. The Company retains the right to buy-back the royalty until June 30, 2015 for the purchase price plus a premium based on the price of gold or alternatively if the Company enters into another royalty with an arms-length third party the buyback is calculated based on the sale price of the new royalty.

OUTLOOK:

As a result of the events leading up to, and including, the initiation of the Creditor Protection Proceedings, the Company has significantly curtailed non-essential capital expenditures. As discussed below, due to the lack of liquidity available to fund these expenditures during the Creditor Protection Proceedings he Company has not performed any drilling other than development related activities and has deferred any significant expenditures related to dewatering activities required to access additional reserves. This curtailment of capital expenditures, if continued, will eventually result in a decline in production levels however the Company believes it can maintain current production levels for an extended period of time. To support this level of production the Company is evaluating areas within Jerritt Canyon where reserves can be accessed in the near term, to supplement production from the existing underground mines. The Company is also in discussions with third parties for toll treatment of their ores, however continues to believe that Newmont USA Ltd. will be the primary source of this third party ore. As a result of the limited liquidity available during the Creditor Protection Proceedings, the Company will continue to limit capital expenditures and does not expect to have an active capital program unless and until the Company successfully emerges from the Creditor Protection Proceedings.

Despite the operational setbacks and lack of available liquidity the Company believes it can sustain a production level of between approximately 145,000 an 155,000 ounces from its three existing underground mines (including Starvation Canyon mine) with potential increases coming from the fourth new mine, Saval 4, with initial production targeted in the third quarter of 2014. To supplement the ores from the property, the Company has an existing toll milling agreement with Newmont USA Ltd. to process up to 45,000 tons per month which extends to December 31, 2014, adding incremental revenues and cash flows to the Jerritt Canyon operation.

As previously noted the Company has substantially completed all items under the Consent Decree, including extensive air emissions control equipment for mercury and other particulates at a number of emission sources at the roaster facility. With the signing of a second modified Consent Decree with the NDEP, the timelines have been revised for completing the remaining items (primarily the RDA seepage treatment) and ongoing requirements have been clearly defined. Testing of treatment methods for RDA seepage commenced in 2013 but will require several seasons to determine the most effective solution and also determine what potential bonding would be needed to secure the completion of that work.

VERIS GOLD CORP.| 20

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

The Company was unable to post the required $10 million of bonding in lieu of possible penalties (totaling $10.6 million) by May 31, 2014 related to the establishment of the RDA seepage treatment system, hence the penalties became due and payable which has already previously been recorded due to the uncertainty of meeting this obligation. This penalty now forms part of the unsecured creditor class of obligations recorded in the Creditor Protection Proceedings. The Company prepared and submitted the final Annual Work Plan to the State and the US Forest Service in June 2014 and has received preliminary notification related to the updated bonding requirements. The amounts required, totally approximately $14 million currently, are subject to further refinement and discussion, and the ability of the Company to post the required surety within the time frames required is uncertain and unlikely. The Company is continuing to discuss options for posting the surety while also completing the quantitative review of the revised estimates provided by each organization.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of June 30, 2014.

SUBSEQUENT EVENTS

Trading in the Company’s common stock on the Toronto Stock Exchange (“TSX”) was halted on June 9, 2014, and the Company’s common stock was subsequently delisted on July 18, 2014. The delisting was a direct result of the Creditor Protection Proceedings the Company commenced on June 9, 2014 and the Company is currently not exploring alternative listings at this time as the listed securities would likely continue to be suspended under the new listing. Upon completion of the Creditor Protection Proceedings the Company will evaluate options to relist on the TSX or other possible exchanges.

RELATED PARTY TRANSACTIONS

During the three and six months ended June 30, 2014, the Company was charged a total of $0.2 million and $0.3 million, respectively (2013 - $0.1 million and $0.2 million, respectively) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at June 30, 2014 is $0.1 million (as at December 31, 2013 – $0.1 million).

VERIS GOLD CORP.| 21

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this liability was $7.1 million as at June 30, 2014 (December 31, 2013 - $6.8 million). For the three and six months ended June, 2014, there were no revaluation gains or losses and interest expense of $175 thousand and $342 thousand was recognized, respectively (2013 – $0.5 million and $0.2 million revaluation loss and $nil interest expense, respectively.

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three and six months ended June 30, 2014, a total of $0.1 million and $0.2 million, respectively, was charged to the Company under this agreement (2013 – $0.2 million and $0.2 million, respectively). The amount owing at June 30, 2014 is $0.4 million (December 31, 2013 – $0.2 million).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods were as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Salaries, directors fees, and
short-term benefits	$ 529	$ 681	$ 928	$ 1,043
Share-based payments	-	299	-	299
	$ 529	$ 980	$ 928	$ 1,342

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Critical accounting estimates that have the most significant effect on the amounts recognized in the financial statements are:

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

VERIS GOLD CORP.| 22

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

Impairment testing of long-lived assets

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Decommissioning and rehabilitation provisions

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

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VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the on unused tax losses, unused tax credits, and temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share based payments and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure share-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model. Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the statement of financial position as derivative instruments.

Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in the statement of operations. Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued are as follows:

Accounting standards adopted January 1, 2014

i)	IFRIC 21 - Levies (“IFRIC 21”)

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 was effective January 1, 2014 and was applied retrospectively. The adoption of this interpretation did not have a significant impact on the Company’s condensed interim consolidated financial statements.

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VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

Accounting standards effective January 1, 2015 or later

ii)	IFRS 9 - Financial Instruments (“IFRS 9”)

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Outlook on Future Earnings

Future net earnings will be primarily impacted by gold production. For 2014, the Company has targeted revised production of 145,000 to 155,000 ounces of gold. The Company is forecasting mining production at its mines to increase in 2014 to over 3,500 tons per day once targeted production levels are reached the new Saval 4 underground mine, scheduled to commence operations late in the third quarter of 2014.

Items also impacting net earnings include the market price of gold price, and changes in fair values of the Company’s share purchase warrants with an exercise price denominated in Canadian dollars. Changes in the fair value of the share purchase warrants are primarily influenced by the Company’s share price as well as the Canadian to USD exchange rate. Generally, if either the share price or the volatility increase, or the Canadian dollar strengthens against the USD, with other factors remaining constant, the fair value of the warrant liability will increase and the Company will record an expense in its future earnings.

The IASB has a work plan in effect which continues to amend and add to current IFRS standards. The Company will monitor the progress of this work plan and assess the impact of the changes on the Company on a timely basis.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

The Company’s financial assets and liabilities are classified as FVTPL and therefore are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income. The Company’s financial assets and liabilities include cash and cash equivalents, restricted funds, and derivative assets and liabilities. The Company’s derivative liabilities are comprised of: (a) Warrants (considered derivatives due to being denominated in Canadian dollars, a different currency than the Company’s U.S. dollar functional currency); (b) derivative Forward Contracts; and, (c) the gold derivative embedded within the convertible debentures (the “Embedded Derivative”). The fair value of derivative forward contracts are made by reference to the gold spot price at period end. The fair value of the company’s share purchase warrants and embedded derivatives is determined using option pricing models.

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VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has currently entered into two derivative forward contracts whereby future settlement will be determined by the future market price of gold. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Further, the Senior Secured Gold Facility with Deutsche Bank, entered into on August 12, 2011 and February 7, 2012 includes the obligation to deliver gold, and/or make net-cash settlements that are a derivative of the market price of gold on the date of the scheduled delivery amount.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of Practical Mining LLC and other experienced Independent Consultantsin the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a Consent Decree signed in October 2009. The Company must continue to comply with the terms and deadlines of the Consent Decree or be subject to further fines until it returns to compliance.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. These safety related improvements continue to be a component of the capital budget.

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VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

Liquidity risk (ability to raise capital)

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The industry continues to go through a period of credit tightening, with heightened security requirements and lowered funding expectations, which present significant challenges to companies attempting to obtain financing. The ability to obtain regular debt financing continued to prove difficult for companies without a sufficient history of sustainable earnings.

The Company was able to obtain funds financing in 2013 and 2012 through both debt and equity markets. The Company was able to raise equity financing with both a public offering and a private placement during 2013. Debt financing in 2013 was done by way of issuing the $10 million Note. 2013 experienced downward pressures on market metal prices, with significant declines in precious metal prices. The fall in the gold price resulted in the exodus of capital in gold equities, and as with most gold-mining companies directly impacted the Company’s market capitalization thus increasing the difficulty to do any significant forms of equity financing without incurring significant dilution. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies. The Company’s previously discussed default status with certain creditors has increased the risk relating to the ability to raise capital.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Veris as of August 15, 2014:

	# Outstanding (000')
Common shares issued and outstanding	154,378

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000')	Exercise price	Years to expiration
Warrants	44,550	$ 1.50	1.9
Stock options	4,320	$ 2.83	1.1

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VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the year ended December 31, 2013 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officers and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and
(ii)	the design of the company’s internal control over financial reporting as of December 31, 2013 pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at September, 2013.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.verisgold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

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VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three and six month period ended June 30, 2014

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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